Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the year ended
December 31, 2017

February 21, 2018

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated February 21, 2018 is intended to supplement Hudbay Minerals Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2017 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS") as issued by the International Accounting Standards Board.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2017. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Hudbay Arizona” refers to HudBay Arizona Inc., our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

−

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

−

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

−	We use a number of non-IFRS financial performance measures in our MD&A.
−	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 48 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

STRATEGY

Our mission is to create sustainable value through acquisition, development and operation of high quality, long life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence.

We believe that the greatest opportunities for shareholder value creation in the mining industry are in the discovery of new mineral deposits and the development of new facilities to profitably extract ore from those deposits. We also believe that our successful development, ramp-up and operation of the Constancia mine in Peru, along with our long history of mining and experience in northern Manitoba provide us with a competitive advantage in these respects relative to other mining companies of similar scale.

We intend to grow Hudbay through exploration and development of properties we already control, such as our Rosemont project in Arizona, as well as through the acquisition of other properties that fit our strategic criteria. We also continuously work to optimize the value of our producing assets through efficient and safe operations.

In an attempt to ensure that any acquisitions we undertake create sustainable value for stakeholders, we have established a number of criteria for evaluating mineral property acquisition opportunities. These include the following:

−

Geography: Potential acquisitions should be located in jurisdictions that support responsible mining activity and have acceptable levels of political risk. Given our current scale and geographic footprint, our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights;

−

Geology: We believe we have particular expertise in the exploration and development of porphyry and volcanogenic massive sulphide mineral deposits. While these types of deposits typically contain copper, zinc and precious metals in varying quantities, we have a primary focus on copper;

−	Commodity: Among the metals we produce, we believe copper has the best long-term supply/demand fundamentals and the greatest opportunities for risk-adjusted returns;
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Quality: We are focused on adding long-life, low cost assets to our existing portfolio of high quality assets. Long life assets can capture peak pricing of multiple commodity price cycles and low cost assets can generate free cash flow even through the trough of price cycles;

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Potential: We consider the full spectrum of acquisition opportunities from early-stage exploration to producing assets, but they must meet our stringent criteria for growth and value creation. We believe that the market for mineral assets is sophisticated and fully values delineated resources and reserves, especially at properties that are already in production, which makes it difficult to acquire properties for substantially less than their fair value. Therefore, we typically look for mineral assets that we believe offer significant potential for exploration, development and optimization;

−

Process: Before we make an acquisition, we develop a clear understanding of how we can add value to the acquired property primarily through the application of our technical, social, operational and project execution expertise, as well as through the provision of necessary financial capacity and other operational optimization opportunities;

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Operatorship: We believe real value is created through leading efficient project development and operations. Additionally, we believe that large, transformational mergers or acquisitions are risky and potentially value destructive in the mining industry;

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Financial: Acquisitions should be accretive to Hudbay on a per share basis. Given that our strategic focus includes the acquisition of non-producing assets at various stages of development, when evaluating accretion we will consider measures such as net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2018 are to:

−	Utilize technology and process improvements to drive additional efficiencies in our operations to generate incremental free cash flow and increase net asset value;
−	Complete the Lalor paste plant and ramp up base metal ore throughput from Lalor to 4,500 tonnes per day;
−	Begin initial mining of Lalor gold zone material to enhance Lalor’s economics and better understand the potential for gold processing options;

−	Deliver on plans to advance the development of the high grade Pampacancha deposit so that it can start to be mined in late 2018;
−	Advance permitting and technical work at the Rosemont project;
−	Utilize free cash flow generation to further reduce net debt;
−	Test promising exploration targets near Constancia and Lalor, and at greenfield sites in Peru, Chile and Canada; and
−

Continue to evaluate exploration and acquisition opportunities that meet our criteria described above, and pursue those opportunities that we determine to be in the best interest of the company and our stakeholders.

SUMMARY RESULTS

Summary of Fourth Quarter Results

Operating cash flow before change in non-cash working capital increased to $171.9 million in the fourth quarter of 2017 from $122.3 million in the same quarter of 2016. We benefited from 32% and 29% higher realized prices on copper and zinc, respectively, while higher zinc sales and precious metals sales offset lower copper sales.

Net profit and basic and diluted earnings per share in the fourth quarter of 2017 were $99.7 million and $0.38, respectively, compared to a net loss and loss per share of $47.3 million and $0.20, respectively, in the fourth quarter of 2016. The prior period loss was mainly due to a $47.7 million charge taken in relation to the call premium that was paid to bondholders to facilitate the early redemption of our refinanced $920 million notes (the “Redeemed Notes”). The fourth quarter of 2017 benefited from an increase in gross profit of $57.6 million compared to the same period last year, mostly due to the previously mentioned higher realized copper and zinc prices. In addition, non-recurring deferred tax adjustments of $45.4 million were recorded in the fourth quarter of 2017, primarily as a result of changes in U.S. tax legislation (See “Tax Expense (Recovery)”).

Net profit and basic and diluted earnings per share in the fourth quarter of 2017 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax	After-tax	Per share
	gain (loss)	gain (loss)	gain (loss)
Mark-to-market adjustments of various items	(5.6)	(4.3)	(0.02)
Past service pension costs	(10.4)	(6.9)	(0.03)
Gain on contingent consideration from Balmat sale	6.4	6.4	0.03
Asset impairment	(11.3)	(7.5)	(0.03)
Non-cash deferred tax adjustments	-	45.4	0.17

Compared to the same quarter of 2016, fourth quarter 2017 production of zinc, gold and silver in concentrate increased due to increased Lalor mine throughput and higher zinc grades at 777, while copper production remained consistent.

In the fourth quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.77, a decrease compared to $0.85 in the same period last year1. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2017 was $1.49, up from $1.46 in the fourth quarter of 20161. The increase in all-in sustaining cash cost was driven by higher planned sustaining capital expenditures in Manitoba.

Net debt1 declined by $26.5 million from September 30, 2017 to $623.1 million at December 31, 2017, as a result of cash flow from our operations. At December 31, 2017, total liquidity including cash and available credit facilities was $777.9 million, up from $749.9 million at September 30, 2017.

[1]

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 39 of this MD&A.

During the fourth quarter, we recognized a pre-tax expense of $10.4 million for past service pension costs arising from new collective bargaining agreements in our Manitoba business unit. We also recognized an asset impairment charge of $11.3 million related to equipment purchased to build a new concentrator in Snow Lake, Manitoba that we no longer expect to be usable in our operations. We realized a gain of $6.4 million upon receipt of deferred consideration from the sale of the Balmat mine, which followed the completion of certain milestones.

Summary of Full Year Results

Operating cash flow before change in non-cash working capital increased in 2017 to $530.6 million from $387.9 million in 2016. This increase reflects higher copper and zinc prices realized throughout 2017 and higher zinc and gold sales. The increased zinc sales are a function of higher production from the re-sequencing of the 777 mine plan to prioritize higher grade zinc stopes.

Net profit and basic and diluted earnings per share for 2017 were $163.9 million and $0.67, respectively, compared to a net loss and loss per share of $35.2 million and $0.15, respectively, in 2016. The prior year loss was mostly the result of a $49.9 million charge taken in relation to the December 2016 call premium that was paid to bondholders to facilitate the early redemption of our $920 million of Redeemed Notes and the write-down of unamortized transaction costs associated with the Redeemed Notes. In the current year, we benefited from the aforementioned increase in copper and zinc prices and higher sales of zinc and gold. In addition, as indicated, there was a non-cash tax recovery of $45.4 million primarily as a result of changes to US tax legislation (See “Tax Expense (Recovery)”). Lastly, although copper grades were lower and mine operating costs were higher as a result of greater ore production activity, cash cost per pound of copper produced declined from 2016 by 10% to $0.84 as a result of higher byproduct credits from zinc production and prices.

On a consolidated basis, Hudbay’s copper production exceeded 2017 guidance and production of zinc and precious metals were within 2017 guidance ranges. Combined unit operating costs at Manitoba and Peru exceeded guidance ranges primarily due to increased operating costs and lower than expected mill throughput, while zinc plant unit operating costs were within the guidance range.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Dec. 31, 2017	Dec. 31, 2016
Cash and cash equivalents	356,499	146,864
Total long-term debt	979,575	1,232,164
Net debt [1]	623,076	1,085,300
Working capital	308,675	121,539
Total assets	4,648,729	4,456,556
Equity	2,144,255	1,763,212

Financial Performance	Three months ended		Year ended
(in $ thousands, except per share amounts)	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2017	2016	2017	2016
Revenue	414,143	316,654	1,362,553	1,128,678
Cost of sales	278,291	238,449	988,608	905,800
Profit (loss) before tax	85,540	(26,065)	198,728	5,605
Profit (loss)	99,676	(47,273)	163,899	(35,193)
Basic and diluted earnings (loss) per share	0.38	(0.20)	0.67	(0.15)
Operating cash flow before change in non-cash working capital	171,904	122,257	530,561	387,868

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 39 of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Dec. 31, 2017			Dec. 31, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	33,837	9,338	43,175	33,986	9,797	43,783
Gold	oz	5,139	27,389	32,528	5,033	22,449	27,482
Silver	oz	670,219	333,272	1,003,491	723,392	269,286	992,678
Zinc	tonnes	-	33,055	33,055	-	29,144	29,144
Payable metal in concentrate sold
Copper	tonnes	34,227	7,252	41,479	35,969	8,223	44,192
Gold	oz	4,442	26,779	31,221	6,183	19,158	25,341
Silver	oz	543,763	291,723	835,486	701,654	209,671	911,325
Zinc[2]	tonnes	-	32,318	32,318	-	28,094	28,094

Cash cost[3]	$ /lb	1.38	(1.42)	0.77	1.11	(0.06)	0.85
Sustaining cash cost[3]	$ /lb	1.81	(0.35)	-	1.54	0.58	-

All-in sustaining cash cost[3]	$ /lb	-	-	1.49	-	-	1.46
		Year ended			Year ended
		Dec. 31, 2017			Dec. 31, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	121,781	37,411	159,192	133,432	41,059	174,491
Gold	oz	17,579	91,014	108,593	26,276	88,020	114,296
Silver	oz	2,374,008	1,113,250	3,487,258	2,760,332	995,564	3,755,896
Zinc	tonnes	-	135,156	135,156	-	110,582	110,582
Payable metal in concentrate sold
Copper	tonnes	111,402	37,253	148,655	132,663	38,788	171,451
Gold	oz	12,464	97,306	109,770	24,199	71,328	95,527
Silver	oz	1,950,893	1,109,376	3,060,269	2,423,165	758,594	3,181,759
Zinc[2]	tonnes	-	116,377	116,377	-	103,453	103,453

Cash cost[3]	$ /lb	1.28	(0.59)	0.84	1.09	0.41	0.93
Sustaining cash cost[3]	$ /lb	1.76	0.23	-	1.51	1.16	-

All-in sustaining cash cost[3]	$ /lb	-	-	1.52	-	-	1.52

[1]	Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2]	Includes refined zinc metal sold and payable zinc in concentrate sold.
[3]

Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 39 of this MD&A.

RECENT DEVELOPMENTS

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

On November 27, 2017, opponents of the Rosemont project filed a lawsuit against the U.S. Forest Service challenging, among other things, the issuance of the Final Record of Decision in respect of Rosemont. This is one of two active lawsuits challenging the Final Record of Decision and is one of the many legal challenges that have been advanced against the Rosemont permitting process. Hudbay is confident that Rosemont’s permits will continue to be upheld.

Dividend Declared

We declared a semi-annual dividend of C$0.01 per share on February 21, 2018. The dividend will be paid on March 29, 2018 to shareholders of record as of March 9, 2018.

Collective Bargaining Agreements

Three-year collective bargaining agreements have been entered into with Hudbay’s unionized workforces at each of its Manitoba and Peru operations, providing labour stability.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Year ended		Guidance [1]
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
		2017	2016	2017	2016	2017	2018

Ore mined	tonnes	7,241,633	6,215,160	29,982,808	26,519,954
Copper	%	0.55	0.61	0.54	0.62
Gold	g/tonne	0.10	0.05	0.06	0.07
Silver	g/tonne	4.01	4.24	3.96	4.25

Ore milled	tonnes	7,666,223	7,202,321	28,743,952	27,032,775
Copper	%	0.54	0.58	0.52	0.60
Gold	g/tonne	0.04	0.05	0.04	0.06
Silver	g/tonne	3.86	4.65	3.92	4.90
Copper concentrate	tonnes	131,308	132,741	479,858	527,296
Concentrate grade	% Cu	25.77	25.60	25.38	25.31
Copper recovery	%	82.1	81.6	81.1	82.4
Gold recovery	%	48.0	43.9	47.4	48.4
Silver recovery	%	70.5	67.1	65.5	64.9
Combined unit operating costs [1]	$ /tonne	9.75	7.98	8.83	8.09	7.20 - 8.80	7.50 - 9.20

1Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

Ore mined at our Constancia mine during the fourth quarter of 2017 increased by 17% compared to the same period in 2016 in line with improved mill availability. As expected, milled copper grades in the fourth quarter were approximately 7% lower than the same period in 2016 as we entered lower grade phases of the mine plan. Mill throughput improved 6% due to increased plant availability as well as plant optimization initiatives during the fourth quarter of 2017.

Recoveries of copper, gold and silver were higher in the fourth quarter of 2017, compared to the same period in 2016. Optimization in process recoveries continues to be implemented and evaluated.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2017 were 22% higher than the same period in 2016. The higher combined unit costs are mostly related to decreased capitalized stripping, higher utility prices and higher overall operating costs due to increased molybdenum production during the period. Additionally, increased plant maintenance costs were incurred, as there was a major scheduled plant shutdown. Full year 2017 unit operating costs were higher than guidance expectations due to lower than expected mill throughput combined with factors affecting the fourth quarter costs described above.

		Three months ended		Year ended		Guidance
Contained metal in		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
concentrate produced		2017	2016	2017	2016	2017	2018

Copper	tonnes	33,837	33,986	121,781	133,432	100,000 - 115,000	95,000 - 115,000
Gold	oz	5,139	5,033	17,579	26,276
Silver	oz	670,219	723,392	2,374,008	2,760,332
Precious metals[1]	oz	14,713	15,367	51,493	65,709	55,000 - 65,000	65,000 - 85,000

1 Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1.

In 2017, copper production at Constancia exceeded guidance, while precious metals production was slightly below the lower end of the guidance.

Copper equivalent production improved over the course of 2017 as a result of improved mill throughput, although production was lower than 2016 due to lower grades as we entered lower grade phases of the mine plan.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2017	2016	2017	2016
Cash cost per pound of copper produced, net of by-product credits [1]	$ /lb	1.38	1.11	1.28	1.09
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$ /lb	1.81	1.54	1.76	1.51

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 39 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended December 31, 2017 was $1.38, an increase of 24% from the same period in 2016 mainly as a result of lower deferred stripping, increased plant cash costs and profit sharing.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended December 31, 2017 was $1.81, an increase of 18% from the same period in 2016 as a result of the factors noted above.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2017	2016	2017	2016
Payable metal in concentrate
Copper	tonnes	34,227	35,969	111,402	132,663
Gold	oz	4,442	6,183	12,464	24,199
Silver	oz	543,763	701,654	1,950,893	2,423,165

Production and Combined Unit Costs Guidance

In 2018, production of copper contained in concentrate in Peru is forecast to decrease by approximately 14% compared to 2017 production, due to lower copper grades at Constancia as the mine shifts to production of lower-grade hypogene ore in the main pit, in line with the mine plan.

Production of precious metals contained in concentrate in 2018 in Peru is forecast to increase by approximately 46% compared to 2017 production, primarily due to the expected start of mining at the Pampacancha deposit.

Combined unit costs for Peru in 2018 are expected to be approximately 4% higher than 2017 guidance as a result of the addition of a fourth operating shift at Constancia in line with the new three-year collective bargaining agreement, as well as higher diesel and steel prices.

Peru Updates

Negotiations to secure surface rights over the Pampacancha deposit are ongoing. The community has provided Hudbay with access to the land to carry out early-works activities and Hudbay expects to begin ore production later this year. In the event that the commencement of mining at Pampacancha is unexpectedly delayed beyond 2018, Hudbay expects to mine material from the main Constancia pit instead, which would not impact copper production guidance, but would reduce 2018 Peru precious metals production guidance by approximately 25%.

Twin hole drilling in the Constancia pit has indicated that the positive copper grade bias versus resource grades that has been experienced since the start of Constancia’s production is expected to persist through the life of the deposit, although the extent of the bias is expected to be less than what has been experienced to date. 2018 Peru copper guidance partially reflects the anticipated grade bias; work is ongoing to develop a revised mine plan and updated reserves, which are expected to be released by April 2018.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2017	2016	2017	2016
777
Ore	tonnes	202,528	298,135	1,014,369	1,297,829
Copper	%	1.86	1.67	1.65	1.57
Zinc	%	5.40	3.81	5.17	3.47
Gold	g/tonne	2.48	1.64	2.11	1.52
Silver	g/tonne	34.46	24.06	27.59	21.34
Lalor
Ore	tonnes	334,229	272,156	1,293,418	1,086,362
Copper	%	0.77	0.58	0.68	0.62
Zinc	%	7.20	7.42	7.73	7.01
Gold	g/tonne	2.25	2.07	1.93	2.24
Silver	g/tonne	25.19	21.73	23.18	21.63
Reed [1]
Ore	tonnes	102,229	104,719	460,413	443,561
Copper	%	3.52	2.90	3.67	3.96
Zinc	%	0.69	0.63	0.60	0.62
Gold	g/tonne	0.51	0.44	0.47	0.50
Silver	g/tonne	8.97	5.76	7.19	6.78
Total Mines
Ore	tonnes	638,986	675,010	2,768,200	2,827,752
Copper	%	1.55	1.42	1.53	1.58
Zinc	%	5.59	4.77	5.61	4.38
Gold	g/tonne	2.04	1.63	1.75	1.64
Silver	g/tonne	25.54	20.28	22.14	19.17

1 Includes 100% of Reed mine production. We purchase 30% of the Reed ore production from our joint venture partner on market-based terms.

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Unit Operating Costs		2017	2016	2017	2016
Mines
777	C$/tonne	90.34	53.40	68.49	52.27
Lalor	C$/tonne	80.91	69.14	80.12	66.41
Reed	C$/tonne	109.02	57.39	73.70	48.29
Total Mines	C$/tonne	87.36	60.51	74.85	57.51

Ore mined at our Manitoba mines during the fourth quarter of 2017 decreased by 5% compared to the same period in 2016 primarily as a result of lower production at the 777 mine. Ore mined at the 777 mine declined as ground conditions necessitated the implementation of a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Lower than planned equipment availability, and delays in the mine sequence resulting from a plugged paste backfill line in the third quarter also impacted fourth quarter production rates. Overall copper, zinc, gold and silver grades were higher in the fourth quarter of 2017 compared to the same period in 2016 by 9%, 17%, 25% and 26%, respectively as a result of higher grades at all mines.

Total mine unit operating costs in the fourth quarter of 2017 were 44% higher compared to the same period in 2016.

We ceased capitalizing Reed development costs in the third quarter of 2017 as a result of the mine’s expected closure in the third quarter of 2018, resulting in higher Reed unit operating costs compared to prior periods. The 777 mine’s unit costs were negatively impacted by lower production as a result of the items noted above. Consistent with our revised mine plan, Lalor’s unit costs reflect increased cement rock filling costs as well as substantial operating and capital development work that was undertaken to increase Lalor’s production rate to 4,500 tonnes per day by the third quarter of 2018. The successful ramp up of ore production from the Lalor mine has resulted in the accumulation of an ore stockpile which exceeds the Stall concentrator’s current milling capacity. With intention to take advantage of higher metal prices and increase our revenues, excess Lalor ore production was trucked to the Flin Flon mill for processing, which contributed to the increased unit costs for Lalor.

Full year ore production at our Manitoba mines in 2017 was 2% lower than in 2016 as a result of decreased production at the 777 mine, which was partially offset by increased production at the Lalor mine. The 777 mine production was lower for the reasons noted above. Zinc grades were 28% higher due to higher Lalor mine output and the prioritization of production from higher-grade zinc zones at the 777 mine. Unit operating costs in 2017 increased by 30% compared to 2016 as a result of Lalor ramp-up activities including increasing drilled inventory and the associated operating development to access the required drill platforms, increased cemented rock filling to avoid leaving high grade ore pillars, and additional ore haulage costs to truck the excess ore feed to the Flin Flon mill to utilize its excess processing capacity.

Processing Facilities

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2017	2016	2017	2016
Flin Flon Concentrator
Ore	tonnes	402,240	464,747	1,602,688	1,764,725
Copper	%	2.06	2.04	2.12	2.18
Zinc	%	4.50	2.96	4.08	2.74
Gold	g/tonne	1.89	1.32	1.65	1.26
Silver	g/tonne	25.78	19.23	21.69	17.63
Copper concentrate	tonnes	34,308	36,695	132,278	148,706
Concentrate grade	% Cu	22.54	23.44	23.81	23.82
Zinc concentrate	tonnes	29,987	22,518	109,451	76,730
Concentrate grade	% Zn	50.76	51.34	51.28	51.49
Copper recovery	%	93.3	90.6	92.6	92.2
Zinc recovery	%	84.1	84.2	85.9	81.6
Gold recovery	%	65.3	60.6	62.2	59.7
Silver recovery	%	61.9	57.7	58.9	56.7
Contained metal in concentrate produced
Copper	tonnes	7,734	8,602	31,488	35,422
Zinc	tonnes	15,222	11,562	56,128	39,504
Precious metals [1]	oz	18,916	14,344	62,357	50,861
Stall Concentrator
Ore	tonnes	267,636	257,759	1,102,034	1,089,530
Copper	%	0.71	0.58	0.65	0.63
Zinc	%	7.28	7.39	7.76	7.03
Gold	g/tonne	2.26	2.10	1.91	2.25
Silver	g/tonne	25.14	21.77	22.85	21.67
Copper concentrate	tonnes	8,492	5,951	29,362	27,298
Concentrate grade	% Cu	18.89	20.08	20.18	20.65
Zinc concentrate	tonnes	34,708	33,995	152,766	138,056
Concentrate grade	% Zn	51.38	51.72	51.73	51.48
Copper recovery	%	84.5	80.0	82.4	82.1
Zinc recovery	%	91.6	92.3	92.4	92.8
Gold recovery	%	58.6	60.3	56.3	57.4
Silver recovery	%	58.7	57.4	56.2	56.4
Contained metal in concentrate produced
Copper	tonnes	1,604	1,195	5,923	5,637
Zinc	tonnes	17,833	17,582	79,028	71,075
Precious metals [1]	oz	13,234	11,952	44,561	51,381

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months
		ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2017	2016	2017	2016	2017	2018
Concentrators
Flin Flon	C$/tonne	20.68	18.48	19.26	18.32
Stall	C$/tonne	29.09	27.58	29.63	23.62
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	124.67	96.38	118.04	92.77	88 -108	110 -123

1 Reflects combined mine, mill and G&A costs per tonne of ore milled. Includes the cost of ore purchased from our joint venture partner at the Reed mine.

Ore processed in the Flin Flon concentrator in the fourth quarter of 2017 was 13% lower than the same period in 2016 primarily as a result of lower mine production, and challenges in primary crushing due to frozen blocks of ore feed recovered from stockpiles. Copper and precious metals recoveries were higher in the fourth quarter of 2017 compared to the same period in 2016 as a result of higher head grades and improvements made to the mill. Unit operating costs at the Flin Flon concentrator were 12% higher in the fourth quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures and reduced production. Ore processed at the Stall concentrator in the fourth quarter of 2017 was 4% higher than the same period in 2016. Unit operating costs at the Stall concentrator were 5% higher in the fourth quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures resulting from unplanned repairs.

For the full year, ore processed in Flin Flon was 9% lower than in 2016 as a result of lower production at our 777 mine, partially offset by processing Lalor ore in Flin Flon starting in August. Zinc and precious metals recoveries in 2017 were higher compared to 2016 as a result of higher head grades. Unit operating costs at the Flin Flon concentrator in 2017 were 5% higher than in 2016 as a result of lower production as well as unscheduled maintenance in the first quarter of 2017 and the completion of staged repairs throughout the remainder of the year with the intention of maintaining the asset to match the expected mine life. For the full year, ore processed at the Stall concentrator was consistent with 2016. Unit operating costs at the Stall concentrator in 2017 were 25% higher than in 2016 as a result of higher maintenance throughout 2017 as well as the use of higher cost temporary crushing facilities in the first quarter.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter and full year in 2017 were 29% and 27% higher, respectively, than in the same periods in 2016 due to the factors described above as well as higher 777, Reed and Lalor unit costs due to the factors described under “Mines” above. In addition, the stockpiling of Lalor ore described above increased combined mine/mill unit costs as that metric is expressed as total costs during the period (irrespective of inventory changes), divided by the tonnes of ore milled. Processing the additional Lalor production in Flin Flon is expected to drive economies of scale and additional revenues through a faster ramp up. Combined mine/mill unit operating costs in Manitoba exceeded the guidance range for the reasons noted above.

		Three months ended		Year ended		Guidance
Manitoba contained metal		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
in concentrate produced [1,2]		2017	2016	2017	2016	2017	2018
Copper	tonnes	9,338	9,797	37,411	41,059	32,500 - 42,500	27,500 - 32,500
Gold	oz	27,389	22,449	91,014	88,020	-	-
Silver	oz	333,272	269,286	1,113,250	995,564	-	-
Zinc	tonnes	33,055	29,144	135,156	110,582	125,000 - 150,000	105,000 - 130,000
Precious metals[3]	oz	32,150	26,296	106,918	102,242	90,000 - 110,000	120,000 - 145,000

1 Includes 100% of Reed mine production. We own a 70% interest in the Reed mine and purchase 30% of the Reed ore production from our joint venture partner on market based terms.
2 Metal reported in concentrate is prior to deductions associated with smelter terms.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the fourth quarter of 2017, production of copper was 5% lower than the same period in 2016 as a result of lower production at 777, while zinc, gold, and silver production was 13%, 22%, and 24% higher, respectively, compared to the same period of 2016 as a result of higher grades at all mines as well as higher production at Lalor. Production of all metals in Manitoba for full year 2017 was within the guidance ranges.

Zinc Plant

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Zinc Production		2017	2016	2017	2016	2017	2018
Zinc Concentrate Treated
Domestic	tonnes	59,302	60,350	223,973	216,982
Refined Metal Produced
Domestic	tonnes	27,794	28,899	107,946	102,594	95,000-115,000	110,000-115,000

		Three months ended		Year ended		Guidance
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual
Unit Operating Costs		2017	2016	2017	2016	2017	2018
Zinc Plant [1]	C$/lb	0.43	0.44	0.43	0.45	0.40 - 0.50	0.40 - 0.50

1 Zinc unit operating costs include G&A costs.

Production of cast zinc and operating cost per pound of zinc metal produced in the fourth quarter was consistent with the same period in 2016 while full year production was 5% higher than 2016 as a result of higher amperages in the zinc plant cell house due to improvements made in the operation of the cooling towers during the hotter summer months. Unit costs were 2% lower in the fourth quarter compared to the same period in 2016 and 4% lower for the 2017 year compared to 2016 as a result of increased production. Zinc plant production and unit costs were within the guidance ranges for 2017.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2017	2016	2017	2016
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$ /lb	(1.42)	(0.06)	(0.59)	0.41
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$ /lb	(0.35)	0.58	0.23	1.16

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$ /lb	0.29	0.36	0.20	0.32
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$ /lb	0.59	0.57	0.43	0.61

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 39 of this MD&A.

In Manitoba, cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2017 and full year were negative $1.42 and negative $0.59 per pound of copper produced, respectively. These were lower compared to the same periods in 2016, primarily as a result of significantly increased by-product credits for all metals, which were partially offset by expected higher costs at our 777 and Reed mines during this part of their mine lives.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2017 and full year were negative $0.35 and $0.23 per pound of copper produced, respectively, compared to $0.58 and $1.16 in the prior year as a result of the same factors described above, which were partially offset by planned increased capital spending.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, were comparable and lower compared to the same period last year as a result of increased zinc production, and higher grades realized with the revised 777 mine plan, partially offset by the higher mining costs associated with the 777 and Reed mines at this stage of their mine lives.

Metal Sold

		Three months ended		Year ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
		2017	2016	2017	2016
Payable metal in concentrate
Copper	tonnes	7,252	8,223	37,253	38,788
Gold	oz	26,779	19,158	97,306	71,328
Silver	oz	291,723	209,671	1,109,376	758,594
Zinc	tonnes	7,138	-	12,701	-

Refined zinc	tonnes	25,180	28,094	103,676	103,453

Due to increased Lalor mine throughput and higher zinc grades at 777, zinc concentrate production exceeded the processing capacity of the Flin Flon zinc plant. As a result, sales of excess zinc concentrate inventory began in the second quarter of 2017 and will continue as long as concentrate production exceeds zinc plant processing capacity; which is estimated to continue until the second quarter of 2018.

Production and Combined Unit Costs Guidance

In 2018, production of copper contained in concentrate in Manitoba is forecast to decrease by approximately 20% compared to 2017 production, due to the Reed mine closing.

Production of precious metals contained in concentrate in 2018 in Manitoba is forecast to increase by approximately 24% compared to 2017 production, primarily due to an expected increase in precious metals production from the Lalor mine.

Combined unit costs for Manitoba are forecast to be higher than 2017 guidance of C$88-108/tonne, due mainly to reduced ore production at the 777 mine, the cessation of the capitalization of development costs at Reed as it approaches the end of its mine life and costs for trucking ore from Lalor to the Flin Flon concentrator for processing, in lieu of capital expenditures on expanding the Stall concentrator.

Hudbay’s anticipated zinc concentrate production from the Manitoba Business Unit in 2018 is expected to result in full utilization of the Flin Flon zinc plant’s processing capacity, with some zinc concentrate planned for sale to third parties.

OUTLOOK

This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 21, 2018. This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this section. For additional information on forward-looking information, refer to "Forward-Looking Information" on page 48 of this MD&A. We may update our outlook depending on changes in metals prices and other factors.

In addition to this section, refer to the "Operations Review" and "Financial Review" sections for additional details on our outlook for 2018. For information on our sensitivity to metals prices, refer below to the "Commodity Markets" and "Sensitivity Analysis" sections of this MD&A.

Material Assumptions

Our 2018 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the Chinese, North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding metals prices and foreign exchange rates are included below in the “Commodity Markets” and “Sensitivity Analysis” sections of this MD&A.

2018 Mine and Mill Production (Contained Metal in Concentrate)

		Year ended
		December 31, 2017	2018 Guidance
Copper	tonnes	159,192	122,500 - 147,500
Zinc	tonnes	135,156	105,000 - 130,000
Precious metals[1]	oz	158,411	185,000 - 230,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1.

In 2018, consolidated production of copper contained in concentrate is forecast to decrease by approximately 15% compared to 2017 production, due to lower copper grades at Constancia as the mine shifts to production of lower-grade hypogene ore in the main pit, in line with the mine plan, and the Reed mine closure. Production of zinc contained in concentrate in 2018 is forecast to decrease by approximately 13% compared to 2017 production, due to lower zinc grades at the 777 and Lalor mines, in line with the respective mine plans.

Consolidated production of precious metals contained in concentrate in 2018 is forecast to increase by approximately 31% compared to 2017 production, primarily due to an expected increase in precious metals production from the Lalor mine in Manitoba and the expected start of mining at the Pampacancha deposit in Peru. In 2018, precious metals contained in ore production from the Lalor mine, which has no royalty or stream obligations, is expected to account for 67% of Manitoba’s precious metals production, compared to 49% of 2017 actual Manitoba precious metals production. Mine development at Lalor is now adjacent to the gold zones, and a recent batch sample of gold ore sent to the Flin Flon concentrator realized favourable gold recoveries of more than 60%. The mine plan for 2018 includes some mining of the gold zone for processing at Flin Flon, which is included in our precious metals production guidance. This will enable a better understanding of the gold zone characteristics and better inform the evaluation of options for processing Lalor gold.

Production and Cost Outlook

For a discussion of our 2018 expectations for Peru and Manitoba production and costs, refer to the “Production and Combined Unit Costs Guidance” sections of each business units operations review above.

Exploration

During the downturn in metals prices over the past few years, Hudbay more than doubled its owned or optioned mineral properties from approximately 380,000 hectares to approximately 860,000 hectares across Canada, Peru, the United States and Chile. Hudbay’s 2018 exploration budget of $50 million, more than twice that of 2017, will be focused on exploration near existing processing infrastructure in Manitoba and Peru, as well as grassroots exploration properties in Chile and British Columbia.

As disclosed on January 8, 2018, Hudbay has acquired a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility. Hudbay is commencing permitting, community relations and technical activities required to access and conduct drilling activities on these properties and will provide further detail on its exploration plans in due course.

Exploration Guidance	Year ended
(in $ millions)	December 31, 2017	2018 Guidance
Manitoba	7.1	15.0
Peru	1.4	20.0
Generative and other	8.4	15.0
Total exploration expenditures	16.9	50.0
Capitalized Spending[1]	(1.4)	(10.0)

Total[1]	15.5	40.0

1 Assumes $10 million of Manitoba expenditures will be capitalized in 2018.

Commodity Markets

In addition to our production, financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Average prices for copper and zinc were significantly higher in 2017 compared to 2016, whereas precious metals prices were little changed.

We have developed the following market analysis from various information sources including analyst and industry experts.

Copper

In 2017, the London Metal Exchange (“LME”) copper price averaged $2.80 per pound ("/lb"), with prices ranging between $2.48/lb and $3.27/lb. Copper refined metal markets experienced a small deficit in 2017, as global economic growth improved while copper supply growth was muted.

In 2018, both copper supply and demand are expected to increase moderately, although there is a greater than usual risk of production disruptions due to renegotiations of labour agreements at major copper mines.

Although copper prices have recovered to levels that support the viability of existing operations, we believe current copper prices remain at levels that are too low to incentivize significant investments in new copper production. New copper production will be needed to replace mine depletion and progressively lower mine grades globally. As a result, copper mine supply is expected to peak before the end of the decade which, assuming continued global and Chinese economic growth, is expected to be followed by copper market deficits and significantly higher copper prices.

Zinc

In 2017, the LME zinc price averaged $1.31/lb, with prices ranging from $1.10/lb to $1.53/lb. Zinc market deficits that have been in place for several years continued to grow in 2017, with the refined metal deficit estimated to reach 6% of global demand. Zinc demand in China and globally saw moderate growth in 2017, which is expected to continue into 2018, while zinc metal production was constrained by limited concentrate supply. The recent increase in zinc prices to more than $1.50/lb is likely to incentivize new zinc production, thereby reducing the size of the global deficit, although prices could still increase further if available metal inventory reaches critically low levels during 2018.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on our 2018 net profit, earnings per share and operating cash flow, assuming that our operational performance is consistent with our guidance for 2018. The effects of a given change in an assumption are isolated.

	2018	Change of 10%	Impact on	Impact on	Impact on
	Base	represented by:	Profit	EPS[1]	operating cash flow[2]
Metals Prices [3]
Copper price	$3.00/lb	+/- $0.30/lb	+/- $50M	+/- 0.19	+/- $56M
Zinc price	$1.30/lb	+/- $0.13/lb	+/- $23M	+/- 0.09	+/- $32M
Gold price[4]	$1,300/oz	+/- $130/oz	+/- $9M	+/- 0.04	+/- $10M

Exchange Rates[5]
C$/US$	1.25	+/- 0.125	+/- $40M	+/- 0.15	+/- $38M

1 Based on 261.3 million common shares outstanding as at December 31, 2017.
2 Operating cash flow before changes in non-cash working capital.
3 Copper and zinc prices are based on quoted LME prices and gold price is based on London Bullion Market Association prices.
4 Gold price sensitivity also includes the impact of a +/-10% change in the silver price (2018 assumption: $18/oz of silver).
5 Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Financial Results

In the fourth quarter of 2017, our profit was $99.7 million compared to a loss of $47.3 million for the fourth quarter of 2016. For the full year 2017, we recorded a profit of $163.9 million compared to a loss of $35.2 million in 2016.

The following table provides further details of this variance:

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2017	Dec. 31, 2017
Increase (decrease) in components of profit or loss:
Revenues	97.5	233.9
Cost of sales
Mine operating costs	(42.7)	(88.6)
Depreciation and amortization	2.9	5.8
Net finance expense	61.6	45.6
Other	(7.7)	(3.6)
Tax	35.3	6.0

Increase in profit for the period	146.9	199.1

Revenue

Total revenue for the fourth quarter of 2017 was $414.1 million, $97.5 million higher than the same period in 2016. This increase was due to higher copper and zinc prices, while higher zinc and gold sales volumes offset lower copper sales volumes.

For the full year 2017, revenue was $1,362.6 million, $233.9 million higher than in 2016, due primarily to higher copper and zinc prices, along with higher zinc and precious metal sales. These increases were partially offset by lower copper sales volumes, along with lower average precious metals prices for the year.

	Three months ended	Year ended
(in $ millions)	Dec. 31, 2017	Dec. 31, 2017
Metals prices[1]
Higher copper prices	72.0	206.5
Higher zinc prices	24.8	94.0
Lower gold prices	(0.9)	(13.2)
Lower silver prices	(1.1)	(7.0)
Sales volumes
Lower copper sales volumes	(16.1)	(116.9)
Higher zinc sales volumes	11.0	28.9
Higher gold sales volumes	7.4	24.2
(Lower) higher silver sales volumes	(0.8)	0.7
Other
Derivative mark-to-market increase (decrease)	0.7	(6.9)
Other volume and pricing differences	2.1	11.3
Effect of (higher) lower treatment and refining charges	(1.6)	12.3

Increase in revenue in 2017 compared to 2016	97.5	233.9

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ millions)	2017	2016	2017	2016
Copper	286.6	230.7	925.1	835.5
Zinc	108.1	71.6	352.9	237.0
Gold	35.2	28.8	130.8	119.8
Silver	12.4	14.3	45.8	52.1
Other	2.8	0.7	14.1	2.7
Gross revenue[1]	445.1	346.1	1,468.7	1,247.1
Treatment and refining charges	(31.0)	(29.4)	(106.1)	(118.4)
Revenue	414.1	316.7	1,362.6	1,128.7

1 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the fourth quarter and year-to-date in 2017 and 2016, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Year ended
		LME QTD	Dec. 31,	Dec. 31,	LME YTD	Dec. 31,	Dec. 31,
		2017[2]	2017	2016	2017[2]	2017	2016
Prices
Copper	$ /lb	3.09	3.13	2.37	2.80	2.82	2.21
Zinc[3]	$ /lb	1.47	1.53	1.19	1.31	1.38	1.01
Gold[4]	$ /oz		1,129	1,136		1,192	1,254
Silver[4]	$ /oz		14.89	15.72		14.96	16.38

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 This amount includes a realized sales price of $1.55 for cast zinc metal and $1.48 for zinc concentrate sold for the three months ended December 31, 2017. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended December 31, 2017, the unrealized component of the zinc derivative resulted in a loss of $0.02/lb. For the three months ended December 31, 2016, the unrealized component of the zinc derivative resulted in a loss of $0.03/lb.
4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 26.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements:

Three months ended December 31, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	286.6	108.1	35.2	12.4	2.8	445.1
Derivative mark-to-market [2]	-	1.1	-	-	-	1.1
Revenue, excluding mark-to-market on non-QP hedges	286.6	109.2	35.2	12.4	2.8	446.2
Payable metal in concentrate sold [3]	41,479	32,318	31,221	835,486	-	-
Realized price [4]	6,909	3,381	1,129	14.89	-	-
Realized price [5]	3.13	1.53	-	-	-	-
Year ended December 31, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	925.1	352.9	130.8	45.8	14.1	1,468.7
Derivative mark-to-market [2]	-	0.9	-	-	-	0.9
Revenue, excluding mark-to-market on non-QP hedges	925.1	353.8	130.8	45.8	14.1	1,469.6
Payable metal in concentrate sold [3]	148,655	116,377	109,770	3,060,269	-	-
Realized price [4]	6,223	3,041	1,192	14.96	-	-
Realized price [5]	2.82	1.38	-	-	-	-
Three months ended December 31, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	230.7	71.6	28.8	14.3	0.7	346.1
Derivative mark-to-market [2]	-	1.8	-	-	-	1.8
Revenue, excluding mark-to-market on non-QP hedges	230.7	73.4	28.8	14.3	0.7	347.9
Payable metal in concentrate sold [3]	44,192	28,094	25,341	911,325	-	-
Realized price [4]	5,221	2,614	1,136	15.72	-	-
Realized price [5]	2.37	1.19	-	-	-	-
Year ended December 31, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	835.5	237.0	119.8	52.1	2.7	1,247.1
Derivative mark-to-market [2]	-	(6.0)	-	-	-	(6.0)
Revenue, excluding mark-to-market on non-QP hedges	835.5	231.0	119.8	52.1	2.7	1,241.1
Payable metal in concentrate sold [3]	171,451	103,453	95,527	3,181,759	-	-
Realized price [4]	4,872	2,233	1,254	16.38	-	-
Realized price [5]	2.21	1.01	-	-	-	-

[1]	Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2]	Derivative mark-to-market excludes mark-to-market on QP hedges.
[3]	Copper and zinc shown in tonnes and gold and silver shown in ounces.
[4]	Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[5]	Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Metals Prices

For details on market metal prices refer to the discussion on “Commodity Markets” section beginning on page 20 of this MD&A.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Year ended
		Dec. 31, 2017		Dec. 31, 2017
		Manitoba	Peru	Manitoba	Peru

Gold[1]	oz	6,568	2,212	24,479	8,842
Silver[1]	oz	124,484	539,135	526,648	1,924,220
Gold deferred revenue drawdown rate[2]	$ /oz	1,079	431	1,097	431
Gold cash rate [3]	$ /oz	412	400	410	400
Silver deferred revenue drawdown rate[2]	$ /oz	16.04	7.45	16.66	7.41
Silver cash rate [3]	$ /oz	6.08	5.90	6.05	5.90

		Three months ended		Year ended
		Dec. 31, 2016		Dec. 31, 2016
		Manitoba	Peru	Manitoba	Peru
Gold	oz	6,314	3,343	32,051	15,280
Silver	oz	83,838	701,654	395,724	2,423,165
Gold deferred revenue drawdown rate[1]	$ /oz	977	432	1,049	435
Gold cash rate [2]	$ /oz	408	400	405	400
Silver deferred revenue drawdown rate[1]	$ /oz	17.89	7.40	19.14	7.39
Silver cash rate [2]	$ /oz	6.02	5.90	5.98	5.90

[1]	Included in both three months ended and year ended December 31, 2017 amounts above, is 3,611 oz of gold and 46,205 oz of silver that did not result in a drawdown of deferred revenue.
[2]

Deferred revenue amortization is recorded in Manitoba at C$1,368/oz and C$20.33/oz for gold and silver, respectively, (January 1, 2017 to June 30, 2017 - C$1,464/oz and C$22.60/oz; 2016 - C$1,382/oz and C$25.23/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[3]

The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2017	2016	2017	2016
Peru
Mine	21,334	12,261	61,459	55,570
Concentrator	39,703	32,253	138,502	118,721
Changes in product inventory	4,725	8,538	(2,960)	13,544
Depreciation and amortization	51,455	48,847	174,110	178,099
G&A	17,528	12,957	56,205	44,401
Freight, royalties and other charges	13,764	13,038	49,659	56,897
Total Peru cost of sales	148,509	127,894	476,975	467,232

Manitoba
Mines	41,794	29,193	151,994	116,973
Concentrators	12,666	11,767	48,947	43,885
Zinc plant	18,458	17,113	67,966	65,587
Purchased ore and concentrate (before inventory changes)	6,156	4,501	21,881	16,705
Changes in product inventory	(7,918)	(4,894)	(9,919)	(3,027)
Depreciation and amortization	23,842	29,345	118,770	120,531
G&A	23,267	13,291	63,645	39,970
Freight, royalties and other charges	11,517	10,239	48,349	37,944
Total Manitoba cost of sales	129,782	110,555	511,633	438,568

Cost of sales	278,291	238,449	988,608	905,800

Total cost of sales for the fourth quarter of 2017 was $278.3 million, reflecting an increase of $39.8 million from the fourth quarter of 2016. Cost of sales related to Peru was $20.6 million higher compared to the fourth quarter of 2016 as a result of higher mining, depreciation and G&A costs. In Manitoba, cost of sales increased by $19.2 million compared to the fourth quarter of 2016 as a result of higher mining and G&A costs. Manitoba G&A costs increased mainly due to a past service pension charge of $10.4 million as a result of the new three year collective bargaining agreements that were reached.

Cost of sales year-to-date in 2017 was $988.6 million, an increase of $82.8 million compared to 2016. The increase is mostly attributable to Manitoba which had higher year-to-date costs of $75.8 million compared to the same period last year due to higher mining costs for the reasons outlined in the Manitoba Operations Review Section, the past service pension charge outlined above, increased profit sharing costs, and additional costs due to utilization of temporary crushing facilities at the Stall mill primarily during the first quarter.

For details on unit operating costs refer to the respective tables in the “Operations Review” section beginning on page 9 of this MD&A.

For the fourth quarter of 2017, other significant variances in expenses, compared to the same period in 2016, include the following:

−

Selling and administrative expenses increased by $1.6 million, which was mainly the result of increased share based compensation expenses resulting from the revaluation of previously issued share units to higher share prices during the current quarter compared to the same period last year.

−	Exploration and evaluation expenses increased by $3.9 million mainly as a result of increased surveying activities at the Manitoba business unit.

−

Other operating income was higher by $9.3 million mainly as a result of a $6.4 million gain associated with contingent consideration from the Balmat sale as a result of a project milestone being achieved by the buyer.

−

Asset Impairment of $11.3 million is the result of revaluing certain processing equipment that was previously purchased to build a new concentrator in Snow Lake, Manitoba to expected disposition proceeds. We no longer expect these assets to be usable in our operations.

−

Finance expenses decreased by $54.9 million mainly as a result of a $47.7 million call premium paid to facilitate the early redemption of our $920 million of Redeemed Notes in 2016. In addition, interest costs have been lower in 2017 due to overall debt reduction during the year, lower interest rate resulting from the refinancing in 2016 as well as lower borrowings on our revolving credit facilities and improved terms following the amendments to our Credit Facilities in July 2017.

−	Other finance expenses decreased by $6.5 million primarily as a result of:
−

Fair value adjustments pertaining to the embedded derivative on the senior unsecured notes, our gold option liability related to the acquisition of the New Britannia mine and mill (“NBM Mill”) and an embedded derivative pertaining to purchase contracts resulted in a loss of $0.4 million in the fourth quarter of 2017 compared to loss of $5.4 million in the fourth quarter of 2016;

−	Mark-to-market losses on warrants of $0.7 million compared to a loss of $4.1 million in the same period last year;
−

Disposals, impairment and mark-to-market adjustments on held for trading and available-for-sale investments resulted in a net loss of $0.2 million during the current period of 2017 compared to a loss of $0.8 million during the same period last year,

−	Foreign exchange losses of $1.3 million in the fourth quarter of 2017 compared to gains of $1.2 million in the fourth quarter of 2016.

For the full year, other significant variances in expenses in 2017, compared to 2016 include the following:

−

Selling and administrative expenses increased by $4.5 million, which was mainly the result of increased share based compensation expenses resulting from the revaluation of previously issued share units to higher share prices during the current year compared to last year.

−

Exploration and evaluation expenses increased by $10.7 million as a result of higher exploration spending in Manitoba as well as spending pursuant to an option agreement on properties in British Columbia.

−

Other operating income increased $23.0 million during the 2017 compared to last year as a result of gains arising from the Balmat disposition together with various insurance recoveries pertaining to the Constancia grinding line 2 failure in 2015.

−	Asset Impairment of $11.3 million due to reasons stated above.

−	Finance expenses decreased by $64.0 million mainly as a result of the same factors as mentioned for the quarterly movement.

−	Other finance expenses increased by $18.5 million primarily as a result of:
−	Foreign exchange losses of $15.8 million in 2017 compared to gains of $0.5 million in 2016;
−

Disposals, impairment and mark-to-market adjustments on held for trading and available-for-sale investments resulted in a net loss of $1.9 million during 2017 compared to a gain of $0.5 million during 2016;

−

Fair value adjustments pertaining to the embedded derivative on the senior unsecured notes, our gold option liability related to the acquisition of the New Britannia mine and mill and an embedded derivative pertaining to purchase contracts resulted in a loss of $1.8 million in the current year compared to gains of $1.2 million in 2016,

−	Mark-to-market adjustments on warrants resulted in a gain of $1.1 million compared to a gain of $2.1 million in 2016.

Tax Expense (Recovery)

For the three months ended and the year ended December 31, 2017, tax expense decreased by $35.3 million and $6.0 million, respectively, compared to the same periods in 2016. The following table provides further details:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2017	2016	2017	2016
Deferred tax expense - income tax [1]	(41,941)	12,154	(15,032)	21,028
Deferred tax (recovery) expense - mining tax [1]	(392)	1,717	(82)	2,490
Total deferred tax expense	(42,333)	13,871	(15,114)	23,518
Current tax expense - income tax	19,644	1,320	30,493	7,000
Current tax expense - mining tax	8,553	6,017	19,450	10,280
Total current tax expense	28,197	7,337	49,943	17,280

Tax (recovery) expense	(14,136)	21,208	34,829	40,798

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $198.7 million for the year-to-date period in 2017 would have resulted in a tax expense of approximately $53.7 million; however, we recorded an income tax expense of $15.5 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

−

We revised our computation of deferred tax liabilities related to taxable temporary for changes in statutory tax rates taking into account the newly enacted tax legislation in the U.S. that decreased the estimated statutory tax rate of the Arizona business unit from 38.2% to 24.9%, resulting in a deferred tax recovery of $52.9 million;

−

A decrease in the deferred tax expense of $9.4 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences;

−

Certain deductible temporary differences with respect to Peru mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peru operations, resulting in an increase in deferred tax expense of approximately $10.0 million;

−

Certain deductible temporary differences with respect to Manitoba mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, resulting in an increase in deferred tax expense of approximately $8.8 million; and

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax of 27.0%, resulting in an increase in deferred tax expense of $4.6 million.

For 2016, applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $5.6 million would have resulted in a tax expense of approximately $1.5 million; however, we recorded an income tax expense of $28.0 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

−

Certain deductible temporary differences with respect to liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities were not recognized, as it was not probable that we would realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, resulting in an increase in deferred tax expense of approximately $13.8 million;

−

The tax benefit of certain Peruvian expenses was not recognized in the year since it was not considered probable that the benefit of these expenditures would be realized as the tax authorities in Peru would view them as non-deductible expenditures for income tax purposes, resulting in an increase in deferred tax expense of $7.3 million;

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 27.0%, resulting in an increase in deferred tax expense of $2.3 million; and

−

A decrease in the deferred tax expense of $3.4 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our income before taxes of $198.7 million for the year-to-date period in 2017, would have resulted in a tax expense of approximately $19.9 million and we recorded a mining tax expense of $19.4 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is C$50 million or less;
−	15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and
−	17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2017 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

We have two revolving credit facilities (the “Credit Facilities”) for our Canadian and Peruvian businesses, with combined total availability of $550 million and substantially similar terms and conditions. As at December 31, 2017, between our Credit Facilities we have drawn $128.6 million in letters of credit, leaving total undrawn availability of $421.4 million. As at December 31, 2017, we were in compliance with our covenants under the Credit Facilities.

The Credit Facilities were amended on July 14, 2017 to secure both facilities with substantially all of our assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 2.50%, based on financial results for the twelve months ended December 31, 2017. The revised covenants include maintaining gross total debt to EBITDA of less than 4.00 times in 2017, senior secured debt to EBITDA of less than 2.00 times, and interest coverage of more than 3.00 times.

Equipment Finance Facility

As at December 31, 2017, we had no amounts owing under the facility. The facility was repaid in full and extinguished during the third quarter of 2017 with the proceeds of a sale and leaseback transaction.

Senior Unsecured Notes Refinancing

On December 12, 2016, we completed an offering of $1.0 billion aggregate principal amount of senior notes in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million, and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The proceeds from this offering were used to redeem all US$920 million of our 9.50% senior unsecured notes due 2020.

Financial Condition

Financial Condition as at December 31, 2017 compared to December 31, 2016

Cash and cash equivalents increased $209.6 million during 2017 to $356.5 million as at December 31, 2017. This increase was mainly a result of cash generated from operating activities of $539.6 million, net proceeds from an equity issuance of $186.9 million, gross proceeds from a sale and leaseback equipment refinancing of $67.3 million and release of restricted cash of $16.9 million. These inflows were partly offset by $256.4 million of net debt repayments, $52.7 million on interest repayments, and $249.8 million of capital investments primarily at our Peru and Manitoba operations. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

In addition to the increased cash and cash equivalents position, working capital increased by $187.1 million to $308.7 million from December 31, 2016 to December 31, 2017, primarily due to:

−	Inventories increased by $29.2 million as a result of the timing of concentrate shipments;
−	Trade and other payables increased by $29.5 million primarily as a result of the timing of interest payments on our long term debt; and
−	Tax receivables decreased by $17.3 million, primarily due to statutory payments received in Peru.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2017 and December 31, 2016:

	Three months ended		Year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in $ thousands)	2017	2016	2017	2016
Profit (loss) for the period	99,676	(47,273)	163,899	(35,193)
Tax (recovery) expense	(14,136)	21,208	34,829	40,798
Items not affecting cash	84,656	151,523	342,450	395,877
Taxes paid	1,708	(3,201)	(10,617)	(13,614)
Operating cash flow before changes in non-cash working capital	171,904	122,257	530,561	387,868
Change in non-cash working capital	(42,467)	17,868	9,015	87,206
Cash generated from operating activities	129,437	140,125	539,576	475,074
Cash (used in) generated by investing activities	(87,859)	(43,870)	(234,264)	(147,056)
Cash generated by (used in) financing activities	(9,461)	(68,464)	(92,847)	(236,077)
Effect of movement in exchange rates on cash and cash equivalents	(4,545)	815	(2,830)	1,071

Increase in cash and cash equivalents	27,572	28,606	209,635	93,012

Cash Flow from Operating Activities

Cash generated from operating activities was $129.4 million during the fourth quarter of 2017, a decrease of $10.7 million compared with the same period last year. Operating cash flow before change in non-cash working capital was $171.9 million during the fourth quarter of 2017, reflecting an increase of $49.6 million compared to the fourth quarter of 2016. Operating cash flow benefited from higher overall realized copper and zinc sales prices compared to the fourth quarter of 2016.

Year-to-date cash generated from operating activities was $539.6 million in 2017, an increase of $64.5 million compared to 2016. Operating cash flow before changes in non-cash working capital was $530.6 million, an increase of $142.7 million compared to 2016. Operating cash flow benefited from higher copper and zinc prices and higher zinc and gold sales volumes, offset in part by lower copper sales volumes.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2017, we used $97.4 million in investing and financing activities, primarily driven by $88.0 million of capital expenditures.

Year-to-date, we used $327.1 million of cash in investing and financing activities, primarily driven by net principal repayments on our debt borrowings of $256.4 million, capital expenditures of $249.8 million and interest paid of $52.7 million, partially offset by $186.9 million of net proceeds from an equity issuance and $67.3 million of gross proceeds from a sale and leaseback transaction.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months
	ended		Year ended		Guidance
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Annual [1]
(in $ millions)	2017	2016	2017	2016	2017	2018
Manitoba sustaining capital expenditures	19.6	12.2	58.6	60.0	65.0	85.0
Peru sustaining capital expenditures	30.2	31.7	123.8	118.0	120.0	50.0
Total sustaining capital expenditures	49.8	43.9	182.4	178.0	185.0	135.0
Arizona other capitalized costs	5.0	3.4	18.5	25.4	20.0	35.0
Peru growth capitalized expenditures	12.4	-	14.0	-	25.0	45.0
Manitoba growth capitalized
expenditures	15.5	-	39.8	-	40.0	20.0
Other capitalized costs[2]	8.1	3.1	23.7	36.6
Capitalized exploration	0.6	-	1.4	1.9	2.0	10.0
Capitalized interest	3.2	3.7	13.1	14.7
Total other capitalized costs	44.8	10.2	110.5	78.6
Total accrued capital additions	94.6	54.1	292.9	256.6
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(6.3)	1.9	(10.7)	(25.0)
Capitalized interest	(3.2)	(3.7)	(13.1)	(14.7)
Changes in capital accruals and other	2.9	(8.8)	(19.3)	(24.1)

Total cash capital additions	88.0	43.5	249.8	192.8

1 Capital expenditure guidance excludes capitalized interest.
2 Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in 2017 was consistent with guidance.

Sustaining capital expenditures in Manitoba for the three and twelve months ended December 31, 2017 were $19.6 million and $58.6 million, respectively, an increase of $7.4 million and a decrease of $1.4 million, respectively, compared to the same periods in 2016. The increase in Manitoba sustaining capital expenditures in the fourth quarter for 2017 compared to the same period last year is due to increased spending on plant and mine equipment as well as increased capital development completed at our Lalor mine.

Sustaining capital expenditures in Peru for the three and twelve months ended December 31, 2017 were $30.2 million and $123.8 million, respectively, a decrease of $1.5 million and an increase of $5.8 million, respectively, compared to the same periods in 2016.

Total planned sustaining capital expenditures in 2018 are expected to decrease approximately 27% from 2017 levels. The decrease is mainly due to a decline of approximately $70 million in spending in Peru, as a major raise of the Constancia tailings management facility was successfully completed in 2017. Planned capital expenditures in Manitoba include continued drilling of the gold and copper-gold zones at Lalor and development of the ramp to access zone 27, the copper-gold zone, in 2018.

Manitoba capital expenditures also include provisions for completion of the Lalor paste backfill plant, which is intended to reduce operating costs, increase mining rates and maximize ore recovery. Manitoba capital costs do not include expenditures for the refurbishment of the Stall mill, as Hudbay intends to continue to utilize available processing capacity at the Flin Flon mill to supplement Stall’s current processing capacity in lieu of expanding the Stall mill.

Peru growth capital of $45 million includes expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community. Arizona spending of $35 million on the Rosemont project is intended to support ongoing permitting, legal and mitigation efforts, and would increase significantly if permitting is completed and the project is sanctioned for development during 2018.

Contractual Obligations and Commitments

The following table summarizes, as at December 31, 2017, our significant contractual obligations for the periods specified:

		Less than	13-36	37-60	More than
Payment Schedule (in $ thousands)	Total	12 months	months	months	60 months
Long-term debt obligations including interest	1,520,416	79,715	159,430	152,396	1,128,875
Capital lease obligations	89,751	20,186	40,253	29,312	-
Operating lease obligations	15,283	6,123	6,979	2,181	-
Purchase obligation - capital commitments[1]	274,249	53,179	73,710	18,000	129,360
Purchase obligation - other commitments[2]	560,866	146,349	171,895	114,207	128,415
Pension and other employee future benefits obligations	149,450	22,135	28,486	7,278	91,551
Decommissioning and restoration obligations[3]	201,283	2,310	4,376	10,107	184,490

Total	2,811,298	329,997	485,129	333,481	1,662,691

[1]	Amounts classified as after 5 years relate to the mobile fleet for the Rosemont project. The obligation has been classified as after 5 years due to our ability to defer this obligation.
[2]	Primarily made up of a long-term agreement with operational suppliers, obligation for power purchase, concentrate, fleet and port services.
[3]	Before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

−	A profit-sharing plan with most Manitoba employees;

−	A profit-sharing plan with all Peru employees;
−	Wheaton Precious Metals Corporation (“Wheaton”) precious metals stream agreements for the 777 and Constancia mines
−	A net smelter returns royalty agreement related to the 777 mine; and
−	Various royalty agreements related to the Constancia mine

Liquidity

As at December 31, 2017, we had total liquidity of approximately $777.9 million, including $356.5 million in cash and cash equivalents, as well as $421.4 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of February 20, 2018, there were 261,271,188 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 22,391,490 common shares of Hudbay were outstanding and options for an aggregate of 523,352 common shares outstanding.

FINANCIAL RISK MANAGEMENT

From time to time, we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Base Metals Price Strategic Risk Management

Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. In the normal course, we typically consider base metal price hedging:

−	In conjunction with a major capital commitment to a growth opportunity for which operating cash flow is a key funding source;
−	To ensure the viability of a shorter life and/or higher cost mine;
−	To manage the risk associated with provisional pricing terms in concentrate purchase and sale agreements;
−	To offset fixed price zinc sales contracts with customers.

During 2017, we entered into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements. As at December 31, 2017, we had 34,500 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price of $3.10/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across January to April 2018.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities.

Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements.

At December 31, 2017, approximately $337.4 million of our cash and cash equivalents was held in US dollars, approximately $15.4 million of our cash and cash equivalents was held in Canadian dollars, and approximately $3.7 million of our cash and cash equivalents was held in Peruvian soles.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

		2017				2016

(in $ millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	414.1	370.4	324.9	253.2	316.7	311.4	247.0	253.6
Gross margin	135.9	111.0	78.0	49.2	78.2	68.5	48.3	27.9
Profit (loss) before tax	85.5	58.7	41.8	12.7	(26.1)	42.0	6.6	(16.9)
Profit (loss)	99.7	40.9	25.6	(2.3)	(47.3)	33.6	(5.7)	(15.8)
Earnings (loss) per share:
Basic and Diluted	0.38	0.17	0.11	(0.01)	(0.20)	0.14	(0.02)	(0.07)
Operating cash flow[1]	171.9	153.9	124.1	80.6	122.3	124.2	69.5	71.9

1 Operating cash flow before changes in non-cash working capital

Copper and zinc prices increased substantially during the fourth quarter of 2017, driving the improvement in revenue, gross profit and operating cash flow before changes in non-cash working capital experienced in the quarter compared to prior quarters.

Copper and zinc prices increased during the third quarter of 2017, a key factor in the improvement in revenue, gross profit and operating cash flow before changes in non-cash working capital experienced in the quarter compared to prior quarters.

Copper and zinc prices were volatile during the second quarter of 2017. In all, during the quarter, notwithstanding the volatility, realized prices were flat. Higher volumes of copper concentrate and zinc metal sales drove higher revenues, gross profits and operating cash flow before changes in non-cash working capital in the second quarter of 2017 compared to the first quarter.

Revenue and operating cash flow before changes in non-cash working capital were stable from the third quarter of 2016 to the second quarter of 2017, with the exception of the first quarter of 2017, which was affected by lower production due to planned and unplanned maintenance activities at our operations. Consistent increases in revenue and operating cash flow were realized in the third and fourth quarter of 2017 due to increasing copper and zinc prices.

For additional information on the previous year’s trends and quarterly reviews, refer to our MD&A dated February 22, 2017.

In addition to the items noted which impacted gross margin, net profit (loss) was impacted by the following items:

	Significant non-recurring items	Before tax net income	After tax net income
Quarter	affecting net income	impact (in $ millions)	impact (in $ millions)
Q4 2016	Cost of refinancing Redeemed Notes	(49.9)	(36.5)
Q4 2016	Non cash deferred tax adjustments	-	(20.7)
Q4 2017	Non cash deferred tax adjustments	-	45.4

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ millions, except for earnings (loss) per share and
dividends declared per share)	2017	2016	2015
Revenue	1,362.6	1,128.7	886.1
Gross Margin	373.9	222.9	118.4
Profit (loss) before tax	198.7	5.6	(399.0)
Profit (loss)	163.9	(35.2)	(331.4)
(Loss) earnings per share:
Basic and diluted	0.67	(0.15)	(1.41)
Total assets	4,648.7	4,456.6	4,479.6
Operating cash flow[2,3]	530.6	387.9	231.8
Total long-term financial liabilities[3]	1,066.6	1,253.8	1,232.6
Dividends declared per share - C$[4]	0.02	0.02	0.02

[1]	Attributable to owners of the Company.
[2]

Operating cash flow before precious metals stream deposit and change in non-cash working capital is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 39 of this MD&A.

[3]	Total long-term financial liabilities include non-current portions of net long-term debt, other financial liabilities.
[4]	Dividend paid during March and September of each year.

In the current year, realized copper and zinc prices rose 28% and 37%, respectively, compared to prices in 2016. Zinc production rose 22% compared to 2016 due to the re-sequencing of the 777 mine plan to prioritize higher grade zinc stopes. These pricing and production improvements were the primary driver in the growth in revenue and operating cash flow before changes in non-cash working capital. Revenue increased by $233.9 million or 21% and cash flow before changes in non-cash working capital rose by $142.7 million or 37%. Stronger performance in these metrics came notwithstanding lower copper and precious metals in concentrate production. Cash costs per pound of copper produced was also lower on a consolidated basis, down from $0.93 to $0.84. The decrease was a function of higher by-product credits for all metals, which was partially offset by expected higher costs at our 777 and Reed mines during this part of their mine life and expected reduced copper production at Constancia due to lower copper grades.

In 2016, copper metal in concentrate produced rose by 18% compared to 2015 as a result of having a full year of operations at our Constancia operation. Zinc production rose 7% in Manitoba compared to 2015 while precious metals production climbed 20% compared to 2015. The higher production of metals allowed us to capitalize on higher copper and zinc prices later in 2016 and strong prices for precious metals earlier in 2016. The result was a 156% increase in cash generated from operations of $289.4 million to $475.1 million. Cash generated from operations also benefited from the collection of statutory receivables in Peru and reduced inventory levels. Operating cash flow before change in non-cash working capital rose by $156.0 million, or 67%, in 2016.

In addition to the items noted which impacted gross margin, net profit (loss) was impacted by the following items:

Year	Significant non-recurring items affecting net income	Before tax net income impact (in $ millions)	After tax net income impact (in $ millions)
2015	Asset & Goodwill impairment charges	(433.4)	(347.8)
2015	Pension expense arising from new collective bargaining agreements	(17.1)	(11.3)
2015	Gain on disposal of Balmat	37.0	37.0
2016	Cost of refinancing Redeemed Notes	(49.9)	(36.5)
2016	Non cash deferred tax adjustments	-	(20.7)
2017	Non cash deferred tax adjustments	-	45.4

ACCOUNTING CHANGES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our audited consolidated financial statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

The following are significant judgements and estimates impacting the consolidated financial statements:

−	Judgements and estimates that affect multiple areas of the consolidated financial statements:
−

Mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

−	Determination of functional currency;
−	Income and mining taxes, including estimates of future taxable profit which impacts the ability to realize deferred tax assets on our balance sheet;
−	Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement;
−	Acquisition method accounting; and
−	In respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.
−	Judgements and estimates that relate mainly to assets (these judgements may also affect other areas of the consolidated financial statements):
−	Property, plant and equipment:

−	Cost allocations for mine development;
−	Mining properties expenditures capitalized;
−	Classification of supply costs as related to capital development or inventory acquisition;
−	Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;
−	Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing deprecation;
−	Componentization;
−	Assessment of impairment, including determination of cash generating units and assessing for indicators of impairment;
−	Recoverability of exploration and evaluation assets, including determination of cash generating units and assessing for indications of impairment;
−	Determining whether assets meet criteria for classification as held for sale;
−	Units of production depreciation;
−	Plant and equipment estimated useful lives and residual values;
−	Capitalized stripping costs; and
−	Finite life intangible assets.
−	Impairment of non-financial assets:
−	Future production levels and timing;
−	Operating and capital costs;
−	Future commodity prices;
−	Foreign exchange rates; and
−	Risk adjusted discount rates.
−	Valuation of acquired assets; and
−	In process inventory quantities, inventory cost allocations and inventory valuation.
−	Judgements and estimates that relate mainly to liabilities (these judgements may also affect other areas of the consolidated financial statements):
−	Determining the accounting classification of the precious metals stream deposit;
−	Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue;
−	Pensions and other employee benefits;
−	Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending;
−	Contingent liabilities; and
−	Capital commitments.
−	Estimates that relate mainly to the consolidated income statements:
−	Assaying used to determine revenues and recoverability of inventories.

For more information on judgements and estimates, refer to note 2 of our consolidated financial statements for the year ended December 31, 2017.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at December 31, 2017 and December 31, 2016:

	Dec. 31,	Dec. 31,
(in $ thousands)	2017	2016
Total long-term debt	979,575	1,232,164
Cash and cash equivalents	(356,499)	(146,864)

Net debt	623,076	1,085,300

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

−

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

−

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2017 and 2016. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Year ended
Net pounds of copper produced
(in thousands)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Peru	74,597	74,927	268,481	294,168
Manitoba	20,587	21,599	82,477	90,519

Net pounds of copper produced	95,184	96,526	350,958	384,687

Consolidated	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	222,730	2.34	182,677	1.90	788,740	2.25	701,979	1.83
By-product credits	(149,172)	(1.57)	(101,043)	(1.05)	(494,587)	(1.41)	(345,828)	(0.90)

Cash cost, net of by-product credits	73,558	0.77	81,634	0.85	294,153	0.84	356,151	0.93

Consolidated	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2017		Dec. 31, 206 1		Dec. 31, 2017		Dec. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	108,137	1.14	71,588	0.74	352,941	1.01	236,971	0.62
Gold	35,233	0.37	28,792	0.30	130,837	0.37	119,792	0.31
Silver	12,441	0.13	14,327	0.15	45,793	0.13	52,108	0.14
Other	2,777	0.03	640	0.01	13,974	0.04	2,719	0.01
Total by-product credits	158,588	1.67	115,347	1.20	543,545	1.55	411,590	1.08
Less: deferred revenue	(9,416)	(0.10)	(14,304)	(0.15)	(48,958)	(0.14)	(65,762)	(0.18)
Total by-product credits, net of pre-production credits	149,172	1.57	101,043	1.05	494,587	1.41	345,828	0.90

Reconciliation to IFRS:
Cash cost, net of by-product credits	73,558		81,634		294,153		356,151
By-product credits	158,588		115,347		543,545		411,590
Change in deferred revenues	(9,416)		(14,304)		(48,958)		(65,762)
Treatment and refining charges	(31,043)		(29,401)		(106,066)		(118,382)
Share-based payment	712		537		1,946		860
Pension enhancement	10,442		-		10,442		-
Inventory write-off (reversals)	(174)		-		(1,677)		-
Change in product inventory	(3,193)		3,644		(12,879)		10,517
Royalties	3,520		2,800		15,222		12,196
Depreciation and amortization[2]	75,297		78,192		292,880		298,630

Cost of sales	278,291		238,449		988,608		905,800

1Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Peru	Three months ended		Year ended
(in thousands)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Pounds of copper produced[1]	74,597	74,927	268,481	294,168
Net pounds of copper produced[1]	74,597	74,927	268,481	294,168

1 Contained copper in concentrate.

Peru	Three months ended				Year ended
Cash cost per pound of copper	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	21,334	0.29	12,261	0.16	61,459	0.23	55,570	0.19
Milling	39,703	0.53	32,253	0.43	138,502	0.52	118,721	0.40
G&A	17,594	0.24	12,914	0.17	57,479	0.21	44,289	0.15
Onsite costs	78,631	1.05	57,428	0.77	257,440	0.96	218,580	0.74
Treatment & refining	20,328	0.27	23,256	0.31	66,289	0.25	83,574	0.28
Freight & other	12,027	0.16	11,849	0.16	43,905	0.16	51,317	0.17
Cash cost, before by-product credits	110,986	1.49	92,533	1.24	367,634	1.37	353,471	1.21
By-product credits	(8,267)	(0.11)	(9,691)	(0.13)	(24,862)	(0.09)	(34,045)	(0.12)

Cash cost, net of by-product credits	102,719	1.38	82,842	1.11	342,772	1.28	319,426	1.09

Peru	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	4,295	0.06	5,961	0.08	8,501	0.03	22,886	0.08
Silver	7,516	0.10	10,366	0.14	25,513	0.10	35,589	0.12
Other	1,424	0.02	-	-	8,912	0.03	129	-
Total by-product credits	13,235	0.18	16,327	0.22	42,926	0.16	58,604	0.20
Less: deferred revenue	(4,968)	(0.07)	(6,636)	(0.09)	(18,064)	(0.07)	(24,559)	(0.08)
Total by-product credits, net of pre-production credits	8,267	0.11	9,691	0.13	24,862	0.09	34,045	0.12

Reconciliation to IFRS:
Cash cost, net of by-product credits	102,719		82,842		342,772		319,426
By-product credits	13,235		16,327		42,926		58,604
Change in deferred revenues	(4,968)		(6,636)		(18,064)		(24,559)
Treatment and refining charges	(20,328)		(23,256)		(66,289)		(83,574)
Inventory write-off (reversals)	(174)				(1,677)
Share-based payment	108		43		403		112
Change in product inventory	4,725		8,538		(2,960)		13,544
Royalties	1,737		1,189		5,754		5,580
Depreciation and amortization[2]	51,455		48,847		174,110		178,099

Cost of sales	148,509		127,894		476,975		467,232

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016

Net pounds of copper produced[1]	20,587	21,599	82,477	90,519

1 Contained copper in concentrate.

Manitoba	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	41,794	2.03	29,193	1.35	151,994	1.84	116,973	1.29
Milling	12,666	0.62	11,767	0.54	48,947	0.59	43,885	0.48
Refining (zinc)	18,458	0.90	17,113	0.79	67,966	0.82	65,587	0.72
G&A	12,221	0.59	12,797	0.59	51,660	0.63	39,222	0.43
Purchased ore and zinc concentrates	6,156	0.30	4,501	0.21	21,881	0.27	16,705	0.18
Onsite costs	91,295	4.43	75,371	3.49	342,448	4.15	282,372	3.12
Treatment & refining	10,715	0.52	6,145	0.28	39,777	0.48	34,808	0.38
Freight & other	9,734	0.47	8,628	0.40	38,881	0.47	31,328	0.35
Cash cost, before by-product credits	111,744	5.43	90,144	4.17	421,106	5.11	348,508	3.85
By-product credits	(140,905)	(6.84)	(91,352)	(4.23)	(469,725)	(5.70)	(311,783)	(3.44)

Cash cost, net of by-product credits	(29,161)	(1.42)	(1,208)	(0.06)	(48,619)	(0.59)	36,725	0.41

Manitoba	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	108,137	5.25	71,588	3.31	352,941	4.28	236,971	2.62
Gold	30,938	1.50	22,831	1.06	122,336	1.48	96,906	1.07
Silver	4,925	0.24	3,961	0.18	20,280	0.25	16,519	0.18
Other	1,353	0.07	640	0.03	5,062	0.06	2,590	0.03
Total by-product credits	145,353	7.06	99,020	4.58	500,619	6.07	352,986	3.90
Less: deferred revenue	(4,448)	(0.22)	(7,668)	(0.36)	(30,894)	(0.37)	(41,203)	(0.46)
Total by-product credits, net
of pre-production credits	140,905	6.84	91,352	4.23	469,725	5.70	311,783	3.44

Reconciliation to IFRS:
Cash cost, net of by-product credits	(29,161)		(1,208)		(48,619)		36,725
By-product credits	145,353		99,020		500,619		352,986
Change in deferred revenues	(4,448)		(7,668)		(30,894)		(41,203)
Treatment and refining charges	(10,715)		(6,145)		(39,777)		(34,808)
Share-based payment	604		494		1,543		748
Pension enhancement	10,442		-		10,442		-
Change in product inventory	(7,918)		(4,894)		(9,919)		(3,027)
Royalties	1,783		1,611		9,468		6,616
Depreciation and amortization[2]	23,842		29,345		118,770		120,531

Cost of sales	129,782		110,555		511,633		438,568

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Consolidated	Three months ended				Year ended
All-in sustaining cash cost per	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	73,558	0.77	81,634	0.85	294,154	0.84	356,151	0.93
Sustaining capital expenditures	49,857	0.52	43,831	0.45	180,577	0.51	178,023	0.46
Capitalized exploration	613	0.01	-	-	1,446	-	1,898	-
Royalties	3,520	0.04	2,800	0.03	15,222	0.04	12,196	0.03
Sustaining cash cost, net of by-product credits	127,548	1.35	128,265	1.33	491,399	1.40	548,268	1.42
Corporate selling and administrative expenses	14,261	0.14	12,623	0.13	42,283	0.12	37,774	0.10
All-in sustaining cash cost, net of by-product credits	141,809	1.49	140,888	1.46	533,682	1.52	586,042	1.52

Peru	Three months ended				Year ended
Sustaining cash cost per pound	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	102,719	1.38	82,842	1.11	342,773	1.28	319,426	1.09
Sustaining capital expenditures	30,245	0.41	31,673	0.42	123,848	0.46	118,034	0.40
Royalties	1,737	0.02	1,189	0.02	5,754	0.02	5,580	0.02
Sustaining cash cost per pound of copper produced	134,701	1.81	115,704	1.54	472,375	1.76	443,040	1.51

Manitoba	Three months ended				Year ended
Sustaining cash cost per pound	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, net of by-product credits	(29,161)	(1.42)	(1,208)	(0.06)	(48,619)	(0.59)	36,725	0.41
Sustaining capital expenditures	19,612	0.95	12,158	0.56	56,729	0.70	59,989	0.66
Capitalized exploration	613	0.03	-	-	1,446	0.02	1,898	0.02
Royalties	1,783	0.09	1,611	0.07	9,468	0.10	6,616	0.07
Sustaining cash cost per pound of copper produced	(7,153)	(0.35)	12,561	0.58	19,024	0.23	105,228	1.16

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

−

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

−

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

−

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2017 and 2016. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016

Pounds of zinc produced[1]	72,874	64,251	297,969	243,791
Net pounds of zinc produced[1]	72,874	64,251	297,969	243,791

1 Contained zinc in concentrate.

Manitoba	Three months ended				Year ended
Cash cost per pound of	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, before by-product credits[1]	111,744	1.53	90,144	1.40	421,106	1.41	348,508	1.43
By-product credits	(90,956)	(1.25)	(67,025)	(1.04)	(360,719)	(1.21)	(269,304)	(1.10)
Zinc cash cost, net of by-product credits	20,788	0.29	23,119	0.36	60,387	0.20	79,204	0.32

1 For additional detail on cash cost, before by-product credits please see page 43 of this MD&A.

Manitoba	Three months ended				Year ended
Supplementary cash cost	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Copper	58,188	0.80	47,261	0.74	243,935	0.82	194,492	0.80
Gold	30,938	0.42	22,831	0.36	122,336	0.41	96,906	0.40
Silver	4,925	0.07	3,961	0.06	20,280	0.07	16,519	0.07
Other	1,353	0.02	640	0.01	5,062	0.02	2,590	0.01
Total by-product credits	95,404	1.31	74,693	1.16	391,613	1.31	310,507	1.27
Less: deferred revenue	(4,448)	(0.06)	(7,668)	(0.12)	(30,894)	(0.10)	(41,203)	(0.17)
Total by-product credits, net of pre-production credits	90,956	1.25	67,025	1.04	360,719	1.21	269,304	1.10

Reconciliation to IFRS:
Cash cost, net of by-product credits	20,788		23,119		60,387		79,204
By-product credits	95,404		74,693		391,613		310,507
Change in deferred revenues	(4,448)		(7,668)		(30,894)		(41,203)
Treatment and refining charges	(10,715)		(6,145)		(39,777)		(34,808)
Share-based payment	604		494		1,543		748
Pension enhancement	10,442		-		10,442		-
Change in product inventory	(7,918)		(4,894)		(9,919)		(3,027)
Royalties	1,783		1,611		9,468		6,616
Depreciation and amortization[2]	23,842		29,345		118,770		120,531
Cost of sales	129,782		110,555		511,633		438,568

1 Per pound of zinc produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended				Year ended
Sustaining cash cost per pound	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2017		Dec. 31, 2016
of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Zinc cash cost, net of by-product credits	20,788	0.29	23,119	0.36	60,387	0.20	79,204	0.32
Sustaining capital expenditures	19,612	0.28	12,158	0.19	56,729	0.20	59,989	0.25
Capitalized exploration	613	0.01	-	-	1,446	-	1,898	0.01
Royalties	1,783	0.02	1,611	0.03	9,468	0.03	6,616	0.03
Sustaining cash cost per pound
of zinc produced	42,796	0.59	36,888	0.57	128,030	0.43	147,707	0.61

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”)

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2017, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) supervised and participated in this evaluation.

As of December 31, 2017, based on management’s evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our ICFR based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2017.

The Company’s internal control over financial reporting as at December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company’s consolidated financial statements for the year ended December 31, 2017. Deloitte LLP expressed an unqualified opinion on the Company’s internal control over financial reporting.

Changes in ICFR

We did not make any changes to ICFR during the year ended December 31, 2017 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, Hudbay’s expectations regarding the persistence of the positive grade reconciliation at Constancia and a restatement of the mineral reserves, anticipated exploration plans, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to optimize the scale of production at Lalor and to efficiently process the excess base metals ore and initial gold zone ore production at the Flin Flon mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the scheduled maintenance and availability of our processing facilities;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	the ability to secure required land rights to develop the Pampacancha deposit;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 mine and the pending closure of our Reed mine and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.